Prospect Enhanced Yield Fund 10 East 40th Street 42nd Floor New York, NY 10016	Ultimus Fund Distributors, LLC 4221 North 203rd Street Suite 100 Elkhorn, NE 68022

VIA ELECTRONIC TRANSMISSION

July 31, 2025

Christopher R. Bellacicco
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, DC 20549

    Re:    Prospect Enhanced Yield Fund
Request for Acceleration of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2
        (File Nos. 333-280963 and 811-23989)
Dear Mr. Bellacicco:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Prospect Enhanced Yield Fund (the “Registrant”) and Ultimus Fund Distributors, LLC, the principal underwriter for the Registrant, respectfully request acceleration of effectiveness of Pre-Effective Amendment No. 4 to the Fund’s Registration Statement on Form N-2, to 12:00 P.M. Eastern Time, on August 1, 2025 or as soon thereafter as possible.

If you have any questions concerning this filing, please contact the Registrant’s counsel, Owen J. Pinkerton at (202) 383-0262.

Prospect Enhanced Yield Fund By: __/s/ Grier Eliasek_______ Name: M. Grier Eliasek Title: CEO & President	Ultimus Fund Distributors, LLC By: ___/s/ Kevin Guerette_ __ Name: Kevin Guerette Title: President